		August 4, 2005
					MBS	PC# 02-105485
	PC # 02-105411	PC# 02-105412	PC# 105410	PC# 105410	PC# 02-105379	12 X 40
	24 X 40	30 X 32	36 X 40	48 X 40	24 X 40	Restroom

Base Cost : Labor	4,200	5,400	7,200	8,400	15,000	7,500
Material	21,134	23,360	32,539	42,755	30,265	27,886
Total Base Cost	25,334	28,760	39,739	51,155	45,265	35,386

UpGrades Opitons (Cost) **
Hanidcap Ramp	5,000	5,000	5,000	5,000	5,000	5,000
Carpet/with cove base	3,005	3,005	4,507	6,010	3,005
Stucco Exterior-Standard	10,560	10,560	15,840	21,125	10,560	5,280
Stucco- Elast	7,920	7,920	11,880	15,840	7,920	3,960
Hot Mop Roof	3,744	3,744	5,616	7,488	3,744	1,872
Cabinetery	200 per linier foot	200 per linier foot	200 per linier foot	200 per linier foot	200 per linier foot	200 per linier foot
OT HVAC	3,500	3,500	3,500	3,500	3,500	3,500
125 lb floor load	4,800	4,800	4,800	4,800	4,800	4,800
Partitions	25 per linier foot	25 per linier foot	25 per linier foot	25 per linier foot	25 per linier foot	25 per linier foot
Restroom (interior)	1,500	1,500	1,500	1,500	1,500
Sinks, facuet & bubbler- Each	950	950	950	950	950
CRV for HVAC	350	350	350	350	350	350
Ceramic Tile						4,800
Acorn Wash Basins						3,800 each
Santan Partitions						6,000
Changing Tables						300 each
Hard Ceiling						2,000